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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                            _______________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         SYLVAN LEARNING SYSTEMS, INC.
                         -----------------------------

              (Exact Name of Registrant as Specified in Charter)


           MARYLAND                                    52-1492296
           --------                                    ----------
(State or Other Jurisdiction of            (IRS Employer Identification No.)
 Incorporation)

 9135 GUILFORD ROAD, COLUMBIA, MARYLAND                   21046
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(Address of Principal Executive Offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class to be so
   registered                          Name of each exchange on which registered
   ----------------------------        -----------------------------------------
                None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so
registered                            Name of each exchange on which registered
-------------------------------       -----------------------------------------
Preferred Share Purchase Rights                   Nasdaq Stock Market
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INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED:

         The Board of Directors of Sylvan Learning Systems, Inc. (the "Company") has authorized a distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on November 7, 1996 (immediately after the Company's 3-for-2 stock split is effected in the form of a dividend (the "Stock Dividend")) to stockholders of record on October 7, 1996 (the "Record Date"). The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and State Street Bank & Trust Company, as Rights Agent (the "Rights Agent"), dated as of October 7, 1996, as amended from time to time.

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a Series A Junior Participating Preferred Stock, without par value, of the Company (the "Preferred Shares") at a price of $157.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The $157.00 Purchase Price was determined after taking into consideration the Stock Dividend.

         Until the earlier to occur of (i) 20 business days following a public announcement that an "Acquiring Person" acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or
(ii) 20 business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the "Acquiring Person" becoming the beneficial owner of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common
Share certificate with a summary description of the Rights attached thereto. Acquiring Person is defined as any person or group of affiliated or associated persons, other than (i) employee benefit plans of the Company and its subsidiaries or (ii) R. William Pollock, as long as he does not acquire more than an additional 1% of the outstanding Common Shares during the term of the Rights Agreement, other than Common Shares issued in connection with the Company's December 1995 acquisition of Drake Prometric, L.P. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a summary description of the Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
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         The Rights are not exercisable until the Distribution Date.  The Rights will expire on November 7, 2006, unless earlier redeemed by the Company as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred or Common Shares on the last trading date prior to the date of exercise.

         In the event that the Company were acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that the Company were the surviving corporation in a merger and the Common Shares were not changed or exchanged, or in the event that any person becomes the beneficial owner of 20% or more of the Company's Common Shares and hence an Acquiring Person (other than pursuant to a cash tender offer for all outstanding shares which is determined by a majority of the members of the Board of Directors who are not officers of the Company to be fair and in the best interest of stockholders) or engages in one of a number of self-dealing transactions specified in the Rights Agreement (a "Flip-In Event"), proper provision will be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or Preferred Shares if so elected by the

Board of Directors). However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Corporation as set forth below.

         At any time until twenty days following the date a person becomes an Acquiring Person, the Company, by a vote of the Board of Directors that includes the concurrence of a majority of the Disinterested Directors, may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"). The right of redemption also may be reinstated under certain circumstances described in the Rights Agreement, including if a term, provision, covenant or restriction of the Rights Agreement is held by a court or other authority to be invalid, void or unenforceable. Under no circumstances following the occurrence of a Flip-In Event may the Rights be exercised prior to the expiration of the Company's twenty day right of redemption. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of a majority of Disinterested Directors, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The term "Disinterested Director" shall mean any member of the Board of Directors of the Company, while such Person is a member of the Board, who is not (i) an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, or (ii) a Person, an Affiliate, Associate, or representative of a Person, any of whom has stated an intent to take, or to consider taking, any action which would result in such Person becoming an Acquiring Person, or which would cause a Triggering Event.

         At any time after any person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (excluding Rights of an Acquiring Person that have become void) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding. In lieu of Common Shares, the Board of Directors may elect to substitute Preferred Shares for any such exchange.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred share will be entitled to a minimum preferential quarterly dividend payment of

$5.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Other than an amendment to those provisions relating to the principal economic terms of the Rights or to shorten the final expiration date of the Rights Agreement, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date, including, without limitation, any amendment deemed to be necessary or appropriate in light of any judicial or other legal developments, whether or not binding precedent in respect of the Rights Agreement. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of a majority of the Disinterested Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period
                  --------
governing redemption shall be made at such time as the Rights are not redeemable. Without limiting any of the foregoing, at any time prior to a Person (other than certain employee benefit plans of the Company) becoming an Acquiring Person, the Board may amend the Rights Agreement to lower the threshold for exercisability of the Rights (and the determination of the existence of an Acquiring Person) from 15% to any percentage greater than the greater of (i) the largest percentage of outstanding Common Shares then known to the Company to be beneficially owned by any Person or group of affiliated or associated persons (other than employee benefit plans of the Company and its subsidiaries) and (ii) 10%.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated September 27, 1996 and filed with the Securities and Exchange Commission on October 2, 1996. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended from time to time, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS.

         1. Rights Agreement between the Company and State Street Bank & Trust Company, as Rights Agent, dated as of October 7, 1996, which includes as Exhibit A the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the twentieth business day following announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the twentieth business day after a person commences or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares.



                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                SYLVAN LEARNING SYSTEMS, INC.


                                By: /s/ B. Lee McGee
                                   -------------------------------------
                                    B. Lee McGee, Senior Vice President
                                        and Chief Financial Officer

Date: October 29, 1996
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                                 EXHIBIT INDEX

Exhibit     Description
-------     -----------

1.** Rights Agreement between the Company and State Street Bank & Trust Company, as Rights Agent, dated as of October 7, 1996 which includes as Exhibit A the Form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the earlier of the twentieth business day following announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the twentieth business day after a person commences or announces its intention to commence an offer the consummation of which would result in a person beneficially owning 15% or more of the Common Shares.

_________________
** Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1996 and filed with the Securities and Exchange Commission on October 2, 1996.